TITAN TRADING ANALYTICS INC.
602 West Hastings St., Suite 500
Vancouver, BC
V6B 1P2
Telephone: 604-684-3410
Facsimile: 604-899-1240

Titan Trading Announces Signing of LOI with Wolverton Securities

VANCOUVER, March 15/CNW – Titan Trading Analytics (TTA:TSX-VEN; TITAF: OTC-BB) is pleased to announce that it has entered into a Letter of Intent with Wolverton Securities, a British Columbia based full-service brokerage firm, for the purpose of allowing Wolverton the use of securities trading software in which Titan holds an exclusive use license and a revenue interest.

Under the LOI, which is non-binding, it is contemplated that Titan will negotiate and enter into a service agreement with Wolverton and pursuant to that agreement, Wolverton will beta test the securities trading software platform for a period of time. The beta test phase of software design exposes a product which has emerged from in-house (alpha testing) to real usage. Assuming a successful beta test phase, it is contemplated that over time Wolverton will trade for its own account using the securities trading software platform.

The LOI provides that the initial term of the service agreement will not be less than nine months and that under the service agreement, Titan will be paid a fee based on the performance of the software.

Said Dr. Ken Powell, President, “We are very pleased that Wolverton Securities has determined that our securities trading software platform meets their criteria for beta testing and we look forward to building our relationship with them.”

On behalf of the Board
“Dr. Ken Powell”
Chairman and President

About Wolverton Securities:

Founded in 1910 and with offices in Vancouver, Kelowna and Prince George, BC and in Calgary and Red Deer, AB, Wolverton Securities is a successful investment firm committed to providing the highest quality of personal service to its clients. As a full-service broker, Wolverton provides a full range of services to its clients, including advice on stocks, bonds and mutual funds to wealth management services to research on over 800 senior Canadian and U.S. public companies. Wolverton is a member of the Toronto Stock Exchange, Toronto Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund.

For further information please contact Jim Porter, Chief Financial Officer and Director at (604) 681-6638 or jporter@titantrading.com. Also see http://www.titantrading.com

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE CONTENTS AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENT OF THIS RELEASE. THE COMPANY RELIES ON LITIGATION PROTECTION FOR FORWARD-LOOKING STATEMENTS.

Legal Notice Regarding Forward-Looking Statements

This release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are based upon current expectations or beliefs, as well as a number of assumptions about future events. Although the Company believes that the expectations reflected in the forward-looking statements and the assumptions upon which they are based are reasonable, it can give no assurance that such expectations and assumptions will prove to have been correct. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including but not limited to finalization of a binding service agreement with Wolverton Securities, results obtained by Wolverton Securities in beta testing, adverse events that may affect stock markets generally, entry of new competitors and products, adverse government regulation, inadequate capital, unexpected costs, technical problems, the possible acquisition of new businesses or technologies that result in operating losses or that do not perform as anticipated, unanticipated losses, the possible fluctuation and volatility of the Company's operating results, financial condition and stock price, loss of key personnel and other specific risks.